STINSON LEONARD STREET LLP

50 South Sixth Street, Suite 2600

Minneapolis, MN 55402

January 8, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:Tennant Company and Co-Registrants

Registration Statement on Form S-4

Ladies and Gentlemen:

This correspondence accompanies the above referenced registration statement.  Please note that, as permitted by Securities Act Sections Compliance and Disclosure Interpretation No. 111.02, Tennant Company has included  the applicable representations for an “Exxon Capital” exchange offer in the prospectus within the Summary of the Exchange Offer on pages 3 to 6, on page 18 under the caption “Purpose of the Exchange Offer,” on page 22 under the caption “Procedures for Tendering  Restricted Notes” and on pages 26 to 27  under the caption “Consequences of Exchanging or Failing to Exchange Restricted Notes.”

Please contact the undersigned at (612) 335-7061 (email: bryan.pitko@stinson.com) or Steve Quinlivan at (612) 335-7076 (email: stephen.quinlivan@stinson.com) should you have any questions regarding this filing.

Very truly yours,

/s/ Bryan Pitko

Bryan Pitko